As of October 31, 2011, the following persons or entities now own more than 25% of a funds voting securities.

Person/Entity

KEYCORP
VICTORY GLOBAL EQUITY FUND                91.51%


As of October 31, 2011, the following
persons or entities no longer own
more than 25% of a funds voting securities.

Person/Entity

WILMINGTON TRUST COMPANY
VICTORY BALANCED FUND                     00.00%
VICTORY CORE BOND INDEX FUND              00.00%